 Exhibit 4

VOTING STATEMENT PURSUANT TO THE SOLE ITEM OF THE AGENDA OF THE MEETING HELD ON MARCH 5, 2018, AT 5 PM

LUÍS PALHA DA SILVA AND PEDRO MORAIS LEITÃO (“Directors”), members of the Board of Directors of OI S.A. – In Judicial Reorganization (“Oi” or “Company”), present their voting statement pursuant to the present meeting, held on March 5, 2018 at 5 pm (“Meeting”), as follows:

AGENDA

The sole item of the Meeting’s agenda is the first step of the intended restructuring of the bondholders’ credits. However, the corporate transactions that involve the bondholder’s payments were never approved by the Company’s shareholders. This fact by itself impedes any deliberation at this moment or at this meeting.

Moreover, in accordance with clauses 4.3.3.5(c) and annex of the judicial reorganization plan prepared by the Board of Officers (“PRJ Officers”), the capital increase can only take place in case the “Conditions Precedent to the Capital Increase- Credits’ Capitalization” is fulfilled or waived by certain bondholders:

These are conditions precedent to the capital increase – credits’ capitalization, in accordance with the provision set forth in Clause 4.3.3.5(c) of the Plan, which must be fulfilled or formally and expressly waived by the Unsecured Credits of Qualified Bondholders on a Creditors’ Meeting, in accordance with Annex 8.1, with the following conditions precedent.

The conditions precedents are enumerated in annex 4.3.3.5(c) of the [PRJ Officers]. Two of them were not fulfilled:

a.                   The judge ratified the plan with two reservations that directly affect certain bondholders: (1) invalidating the provision for creditors’ reimbursement of attorney expenses’ (2) extending the commitment fee to “all creditors in the same condition”.

b.                  Anatel voted against the judicial reorganization plan and already confirmed that it is going to appeal to the decision that ratified the judicial reorganization plan. Anatel’s president informed that the autarchy will “continue in litigation”.1

That is, the bondholders themselves, who are the ones who benefit from the provisions set forth in the condition precedent and the capital increase itself had their rights affected by the decision that did not fully ratify the plan. Thus, there is no reason to undertake the capital increase at this moment if the creditors may, in accordance with [PRJ Officers], terminate the Plan.

            One of the most “active” groups of bondholders of the judicial reorganization already petitioned pursuant to the judicial reorganization informing that (i) it intends to apply the conditions precedent provision, and (ii) there are two conditions precedent which were not fulfilled:

            “5. But there is something still more relevant and serious. The PRJ holds several conditions precedent that needs to be mandatorily implemented so that it can be executable. In case such conditions are not implemented within the term set forth by the PRJ, a new creditors’ meeting will have to be called to resolve on the consequences of such non implementation”. (page 3)

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1Source: https://g1.globo.com/economia/noticia/anatel-diz-que-vai-manter-na-justica-cobranca-de-divida-com-a-oi.ghtml

            “9. Annex 4.3.3.5(c) enumerates those conditions precedent. Among them, for instance, “the ratification of the Judicial Reorganization Plan without any reservation, amendment or restriction that affects, directly or indirectly, any Unsecured Credits of Qualified Bondholders’ rights as stated in the Plan, as long as […] 10. The first problem begins therefrom. The referred decision that ratified the PRJ Officers made two serious restrictions that directly affect the bondholders’ rights.” (Page 5)

            “12. Well, as demonstrated in the beginning of this statement, ANATEL has already declared, prior to the Creditors’ Meeting, to be against the clauses of the PRJ Officers that restructures its bankruptcy credit and, as already public and of common knowledge, voted against the PRJ Officers approval (being dully registered in the ratification decision). 13. Therefore, today, given the current conditions, the companies under reorganization cannot undertake further executions of relevant parts of the Judicial Reorganization Plan, for not being met, at best, two extremely relevant conditions precedents to the Capital Increase – Credit’s Capitalization”. (Page 6)

            In the same petition, the group of creditors informs that, if the conditions are not implemented, PRJ Officers may be terminated, whereby the creditors’ meeting will be in charge of deciding whether it is the case of approving the amendment of the Plan or the adjudication of bankruptcy.

            Likewise, another relevant group of bondholders filed a motion of clarification against the decision that invalidated certain provisions of the PRJ Officers. Such creditors declare themselves aggrieved and dissatisfied with the reservations brought by the Court to the clauses that benefited them, so that it is possible that such creditors will require the termination of the PRJ Officers or its amendment during a creditors’ meeting, if the decision prevails.

If the creditors themselves declare that “the PRJ Officers has several conditions precedent that need to be mandatorily implemented so that it can be executable” (page 3), there is no reason therefore to resolve the meeting’s agenda today.

Still, on February 26, 2018, the Court postponed to March 8, 2018 the term for the bondholders to adhere to the payment option.2 If the amount of credits to be converted into shares is still unclear (via capital increase), there is no reason to deliberate on the capital increase.

That means there is a risk that the Company may suffer great losses if deliberations are made during this meeting, which turns to become subsequently ineffective by the non-verification of the conditions precedent or even the termination of the PRJ Officers. It is worth stressing that PRJ Officers sets forth that the capital increase may occur until July 31, 2018 (clause 4.3.3.5(c)).3

Finally, also today, the Officers became aware of the Urgent Decision given pursuant to the Arbitration Procedure CAM No. 104/18, still ongoing in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) whereby the Chamber approved the suspension request of an eventual approval of any deliberation regarding the topics to be discussed in the meeting’s agenda. In such Urgent Decision the Company was determined to abstain from “implementing the capital increase under discussion, under penalty of a fine in a total amount of “BRL 122,923,791.41”.

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2 Thus, the Bondholders willing to individualize their credits (by petitioning on the docket and subsequent choosing via an electronic platform) may do do until March 8th, 2018. The same term is granted to the trustees to choose on behalf of the remaining creditors, because, as previously said, their legitimacy to represent the bondholders is exceptional. In other words, they represent all those who do not show interest in acting as such.

3 Conditions Precedent – Capital Increase Credits’ Capitalization: The capital increase Credits’ Capitalization will take place as soon as possible, July 31, 2018 at the latest, as long as the Conditions Precedent to the Capital Increase – Credits’ Capitalization set forth in Annex 4.3.3.5(c) are formally waived by the Unsecured Creditors of Qualified Bondholders on a Creditors’ Meeting as in Clause 8.1, in accordance with the provision set forth in Annex 8.1.

Thus, the Directors vote for disregarding the meeting’s agenda for today, not only for the arguments given above, but also because of the Urgent Decision issued in the Company’s best interest and aiming to avoid that the Company defiance of the arbitral decision and subsequent payment of a reasonable amount of money. The Officers also require that this declaration is recorded in the minutes.

On the “Transitional Board”

At last, the Directors reaffirm that their presence on the meeting is justified by the compliance with their fiduciary duties vis-à-vis Oi and on the defense of the Company’s best interest. Therefore, the Directors reaffirm their personal understanding that the Board of Directors was not correctly called because not all the Directors elected by the will of the shareholders present at the Extraordinary General Meeting held on September 1st, 2015 or dully nominated by the Board of Directors for their vacancy, in accordance with article 150 of the Brazilian Corporate Law were called to attend the Board of Directors meeting.

They also make reservations on the structure and composition of the Board of Directors, which could only be modified by the shareholders, and did not occur until this moment and should be decided upon an extraordinary general meeting.

With respect to the Transitional Board, set forth in the Company’s Judicial Reorganization Plan, these Directors understand that its existence would be conditioned to Oi S.A.’s shareholders prior approval.

Therefore, it is worth reminding that the creation of a Transitional Board, without the shareholders prior approval, is currently being questioned before Anatel, the Brazilian Securities and Exchange Commission (CVM), and the Judiciary Branch.

That being said, the Directors reaffirm and posit their disagreement with the absence of Board members’ convocation and/or holding the Board of Directors meeting without a previous shareholders’ meeting, once:

a.       The Board of Directors elected by the shareholders should not have been replaced unilaterally by Oi’s Officers through the preparation and presentation of a judicial reorganization plan in disagreement with Oi’s bylaws, with the Brazilian Corporate Law and with the Bankruptcy Law;

b.      The PRJ Officers was not submitted to a previous or subsequent deliberation of OI’s Board of Directors or by the shareholders’ general meeting;

c.       The PRJ Officers elects new members of the Board of Directors without any participation of either the current Board members or the shareholders’.

d.      The PRJ Officers amends Oi’s bylaws – the latter setting forth that the Board of Directors will have 11 effective members and 11 alternate members – by setting a Transitional Board with 9 effective  members without alternate members, which results in an amendment of OI’s bylaws undertaken by the Board of Officers;

e.       PRJ Officers by providing that the members of the Transitional Board cannot be dismissed, is again affects the shareholders’ rights of removing the Company’s Directors.

Such positions are adopted in the Company’s best interests so that new arbitrary and irregular measures that could result in Oi’s discredit before the market and investors are not undertaken. Resorting to methods that are not aligned with good governance practices affect negatively the shareholders’ interests, the free operation of the capital market and puts in risk an eventual foreign investment on the Company.

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Conclusion

Thus, the Directors:

a.       Vote to consider the deliberations scheduled at the meeting’s agenda for the day as moot by virtue of the judicial decision that postponed the term for exercising the option set forth in 8.3, of the existence of a petition by the bondholders and shareholders before the Courts, and of the Urgent Decision given pursuant to the Arbitral Procedure CAM No. 104/18, still ongoing before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado); and

b.      Reaffirm their disagreement with the meeting composition, with the absence of Board members’ convocation and with the convocation of individuals that have were not elected in accordance with the Company’s bylaws.

Rio de Janeiro, March 5, 2018

LUIS PALHA DA SILVA                                   PEDRO MORAIS LEITÃO

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